UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


       In the Matter of

      ENTERGY CORPORATION                 CERTIFICATE
                                          PURSUANT TO
       File No. 70-8839                     RULE 24

(Public Utility Holding Company
         Act of 1935)



           This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that for the quarter ended June 30th, 2001, the transaction updated below, proposed by Entergy Corporation ("Company") in the Application-Declaration on Form U-1, as amended, in the above referenced File ("Application-Declaration"), has been carried out in accordance with the terms and conditions of, and for the purposes represented by the Application-Declaration and pursuant to the Order of the Securities and Exchange Commission dated March 25, 1997 (Release No. 35-26693) with respect thereto.

           Entergy did not issue any new shares of common stock under the Dividend Reinvestment and Stock Purchase Plan for the second quarter ended June 30th, 2001.

          IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 5th day of July, 2001.

                                       ENTERGY CORPORATION


                                 By:    /s/ Nathan E. Langston
                                           Nathan E. Langston
                                          Vice President and
                                       Chief Accounting Officer